Exhibit 23.2

CONSENT OF INDEPENDENT PETROLEUM ENGINEERS AND GEOLOGISTS

We hereby consent to the use of the name Netherland, Sewell & Associates, Inc., the references to our audits of Matador Resources Company’s proved oil and natural gas reserves estimates and future net revenue at December 31, 2012, and the inclusion of our corresponding audit letter, dated January 29, 2013, in the Annual Report on Form 10-K of Matador Resources Company for the fiscal year ended December 31, 2012, as well as in the notes to the financial statements included therein, and to the incorporation by reference of the same in the Registration Statement on Form S-8 (No. 333-180641).

NETHERLAND, SEWELL & ASSOCIATES, INC.

By:	/s/ G. Lance Binder
G. Lance Binder, P.E. Executive Vice President

Dallas, Texas

March 18, 2013